N E T W O R K 1 F I N A N C I A L

S E C U R I T I E S , I N C .

March 14, 2019

VIA EDGAR

Mr. Christopher Dunham

Ms. Erin Purnell

Mr. William Schroeder

Mr. Benjamin Phippen

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Puyi Inc. (CIK No. 0001750264)
Registration Statement on Form F-1 (File No. 333-228510)
Registration Statement on Form 8-A (File No. 001-38813)

To Whom It May Concern:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Puyi Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00pm US Eastern Daylight Time on March 18, 2019 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately one hundred (100) copies of the Preliminary Prospectus dated February 13, 2019 (the “Preliminary Prospectus”) through the date hereof, to dealers, institutions and others. In connection with the Preliminary Prospectus distribution for the above-referenced issue, the underwriter has confirmed that they are complying with the forty-eight (48) hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

The Galleria, 2 Bridge Avenue

Suite 241, Red Bank, NJ 07701-1106

Phone: 732-758-9001, Toll Free: 800-886-7007, Fax: 732-758-6671

Member FINRA/SIPC

N E T W O R K 1 F I N A N C I A L

S E C U R I T I E S , I N C .

Very truly yours,

By:	/s/ Damon Testaverde
Name: Damon D. Testaverde Title: Managing Director

[Signature page to Underwriters’ Acceleration Request]

The Galleria, 2 Bridge Avenue

Suite 241, Red Bank, NJ 07701-1106

Phone: 732-758-9001, Toll Free: 800-886-7007, Fax: 732-758-6671

Member FINRA/SIPC